Filed Pursuant to Rule 433

Registration No. 333-179875

February 25, 2014

Final Term Sheet

State Street Corporation

Depositary Shares, Each Representing a 1/4,000th Ownership Interest

in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D

Issuer:	State Street Corporation (Ticker: STT)

Security:	Depositary shares, each representing a 1/4,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D (the “Series D Preferred Stock”)

Size:	$750,000,000 (30,000,000 depositary shares)

Over-allotment Option:	None

Maturity:	Perpetual

Expected Ratings*:	Baa2 (stable) / BBB+ (negative) / BBB- (positive) / A low (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$100,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	From the date of issuance to, but excluding March 15, 2024, at an annual rate of 5.90%, and from, and including, March 15, 2024 at an annual rate equal to three-month LIBOR plus 3.108%.

Day Count:	From the date of issuance to, but excluding March 15, 2024, 30/360, and from, and including, March 15, 2024, actual/360.

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on June 15, 2014, in each case if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Optional Redemption:	On March 15, 2024, or any dividend payment date thereafter, the Series D Preferred Stock may be redeemed at the Issuer’s option, in whole or in part, at a redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series D Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to March 15, 2024, upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $100,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series D Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series D Preferred Stock.

Trade Date:	February 25, 2014

Settlement Date:	March 4, 2014 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$7,500,000

Net Proceeds (before expenses) to Issuer:	$742,500,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc.

Junior Co-Managers:	Lebenthal & Co., LLC Mischler Financial Group, Inc.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “STT PrD”

CUSIP/ISIN:	857477 608 / US8574776089

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Goldman, Sachs & Co. at 1-866-471-2526, or Wells Fargo Securities, LLC at 1-800-326-5897.

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